SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                        SEC FILE NUMBER      0-12531

                                        CUSIP NUMBER (Common Stock)  464895-10-1

                                        CUSIP NUMBER (Warrants)   464895-11-9

                                        CUSIP NUMBER (Units)   464895-20-0



                           NOTIFICATION OF LATE FILING



(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K

[ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                       For Period Ended:         April 30, 1998
                                        ----------------------------------------

[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR


         For the Transition Period Ended:________________________________


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant             Isonics Corporation
                       --------------------------------------------------

Former Name if Applicable           N/A
                         -------------------------------------------------------

Address of Principal Executive Office (Street and Number)

                                    4010 Moorpark Avenue, Suite 119
                         -------------------------------------------------------
City, State and Zip Code   San Jose, CA  95117
                         -----------------------------------------------


                                       1.

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                           The Registrant  recently completed the acquisition of
                  Chemotrade GmbH in July 1998 and completed the acquisition of International Process Research Corporation in May 1998. Because of the efforts required in the negotiation, integration and financial reporting matters associated with these acquisitions, which have consumed a substantial portion of management's attention and limited resources, the Registrant was not able to complete the preparation of its annual report on Form 10-KSB for the year ended April 30, 1998 without unreasonable effort and expense. Delays relating the recent acquisitions have also prevented the Registrant's independent auditors from furnishing their required opinion.



                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.


     Paul Catuna                         (408)                    260-0155
--------------------------------------------------------------------------------
     (Name)                              (Area Code)          (Telephone Number)

                  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                               [X] Yes      [ ] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [X] Yes      [ ] No


                                       2.

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                 The Registrant anticipates that the earnings statement to be reported in its Form 10-KSB for the year ended April 30, 1998 will reflect significant changes in its results of operations from the fiscal year ended April 30, 1997. The earnings statement will report:
         (i) net revenues increased from $4.54 in fiscal year 1997 to $6.78 million in fiscal year 1998, and gross margin increased from $923,000 in fiscal year 1997 to $2.12 million in fiscal year 1998, in each case due to increased demand for and increased average unit sales prices of the Registrant's products; and (ii) net loss decreased from $1.3 million in fiscal year 1997 to $115,000 in fiscal year 1998, due primarily to increased gross margin and realization of a deferred tax asset.





                               Isonics Corporation
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:  July 29, 1998                  BY:  /s/  James Alexander
                                          --------------------------------
                                           James Alexander
                                           President and Chief Executive Officer


                                       3.

                                                               Exhibit 12b-25(c)

July 29, 1998

Mr. Paul Catuna
Chief Financial Officer
Isonics Corporation
4010 Moorpark Avenue, Suite 119
San Jose, CA  95117

Dear Mr. Catuna:

We have read the statements of Isonics Corporatin contained in Part III of form 12b-25 in regards to the reasons for the inability of the Company to file its Form 10-KSB for the year ended April 30, 1998 by the prescribed date. We affirm that this delay prevents us from furnishing our required opinion.


GRANT THORNTON LLP


                                       4.